Filed by: SUEZ
pursuant to Rule 165 and Rule 425(a)
under the Securities Act of 1933, as amended

Subject Company: SUEZ
Exchange Act File Number: 001-15232
Date: January 8, 2008

On January 7, 2008, Suez issued the following press release.

Important Information
This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Suez, Suez Environment (or any company holding the Suez Environment Shares) or Gaz de France,  nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which would be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed transactions, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at www.gazdefrance.com or directly from Suez on its website at www.suez.com, as the case may be.

Forward-Looking Statements
This communication contains forward-looking information and statements about Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on April 27, 2007 (under no: R.07-046) and any update thereto and in the Document de Référence filed by Suez on April 4, 2007 (under no: D.07-0272) and any update thereto, as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

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COMMUNIQUE DE PRESSE January 7th, 2008 Service Presse 16 rue de la Ville l'Evêque 75008 Paris FRANCE

SUEZ’ European Consultative Committee gives its definite opinion about the GDF SUEZ’ merger

Conclusion of the consulting process of SUEZ unions

The European Consultative Committee 1 (IED) gave its opinion on January 7th about the merger project between SUEZ and Gaz de France.

This opinion occurred after seven plenary meetings and tens of limited committees of IED, where all the information needed was given and questions answered.

This opinion follows those given by SUEZ Group Committee on November 29, 2007 and SUEZ Environment on December 10, 2007. The Consulting process of SUEZ unions is now closed, which constitutes a new step towards the merger between SUEZ and Gaz de France.

SUEZ, an international industrial and services Group, designs sustainable and innovative solutions for the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris and Zurich stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 140,000 people worldwide and achieved revenues of €44.3 billion in 2006, 89% of which were generated in Europe and in North America.

Press contacts :		Analysts contacts :
France :	+33(0)1 40 06 66 51 / 68		+33(0)1 40 06 64 89
+33(0)1 40 06 17 53
Belgium :	+32 2510 76 70

This release is also available on the Internet: http://www.suez.com

1Created in 1995, the mission of the European Consultative Committee (l’Instance Européenne de Dialogue – IED) is to encourage and sustain dialogue and communication with Group employees on matters of social relevance. SUEZ is made up of companies that come from very different origins and cultures, some of which date back more than a century. IED facilitates the exchange of ideas and experiences with 46 Group company representatives of 17 different nationalities. This dialogue is focused locally through business-specific commissions on Energy, Water and Waste Services. IED members deliberate on cross-disciplinary topics such as health, safety, and training, which leads to constructive proposals for the entire Group. These commissions actively participated in developing the International Social Charter co-signed in 1998 by employee representatives and Management. SUEZ thus became the first company to negotiate an international social charter. Thereafter came the Health & Safety Charter, signed in 2002, and in 2004 a commitment on lifelong education and training.